UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 9, 2023

MOBIV ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Delaware	001-41464	87-4345206
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

850 Library Avenue, Suite 204

Newark, Delaware 19711

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (302) 738-6680

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.000001 per share, and one warrant to acquire one share of Class A common stock	MOBVU	The Nasdaq Stock Market LLC
Class A common stock included as part of the Units	MOBV	The Nasdaq Stock Market LLC
Warrants included as part of the Units	MOBVW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events

On August 9, 2023, Mobiv Acquisition Corp (the “Company”) issued a press release providing a business update and announcing increased merger consideration for holders of the Company’s Class A common stock that do not redeem their shares in connection with the proposed merger with SRIVARU Holding Limited. A copy of the press release is attached and filed hereto as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated August 9, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mobiv Acquisition Corp

	By:	/s/ Peter Bilitsch
	Name:	Peter Bilitsch
	Title:	Chief Executive Officer

Date: August 9, 2023

Exhibit 99.1

Mobiv Acquisition Corp Provides Business Update; Announces Increased Merger Consideration for Holders of Class A Common Stock That Do Not Redeem Their Shares Prior to Merger with SRIVARU Holding

DELAWARE, USA, August 9, 2023 — Mobiv Acquisition Corp (Nasdaq: MOBVU, MOBV, MOBVW) (the “Company”), a special purpose acquisition company, today provided a business update and announced that it has entered into an amendment (the “Amendment”) to the agreement and plan of merger dated as of March 13, 2023 (the “Merger Agreement”), with SRIVARU Holding Limited, a Cayman Islands exempted company (“SRIVARU”), a commercial-stage provider of premium electric motorcycles.

Peter Bilitsch, CEO of Mobiv, stated, “We could not be more excited about the planned merger with SRIVARU, which would result in SRIVARU becoming the first U.S.-listed electric motorcycle company with manufacturing facilities based in India, one of the world’s largest and fastest-growing markets for two-wheeled vehicles. Additionally, we plan to reward our loyal shareholders who choose not to redeem their MOBV shares in advance of the merger in connection with the special meeting to be held to approve the Merger Agreement by increasing the merger consideration with a pool of additional SRIVARU shares that would result in an increase in their pro rata ownership of SRIVARU after the closing of the merger.”

“Since announcing the planned merger, we believe SRIVARU, under the leadership of Mohanraj Ramasamy, has continued to execute on all fronts. Most recently, they announced the launch of the Prana 2.0 intelligent battery system, which provides an enhanced rider experience, industry-leading safety features and extended battery life of more than 150,000 kilometers. SRIVARU expects to establish themselves as a leader, in terms of both safety and quality, within the Indian motorcycle market, which is forecast to exceed $36 billion by 2027, with the EV segment projected to reach 45-50% of the overall market by 2030. SRIVARU’s proprietary integrated charging solution allows for home charging, which is ideally suited for India and other global markets, most of which do not have an established electric charging infrastructure. Most notably, they expect to be able to sell these high quality e-motorbikes at attractive sales prices. Overall, we believe that SRIVARU has developed a lean, capital-efficient, high-margin business model poised to drive significant value for shareholders following the merger, as they seek to transform the Indian and global electric vehicle markets.”

The Amendment, among other things, increased the share consideration payable to holders of the Company’s Class A common stock, par value $0.000001 per share (a “MOBV Share”), other than the Sponsor (as defined in the Merger Agreement), EF Hutton, a division of Benchmark Investments, LLC or any member of the SPAC Board (as defined in the Merger Agreement), to include each such holder’s pro rata share of an additional 2,500,000 ordinary shares of the Company, relative to the number of applicable MOBV Shares outstanding in connection with completion of the planned merger with SRIVRARU at the Effective Time (as defined in the Merger Agreement). The purpose of the Amendment is to incentivize the SPAC’s stockholders not to redeem their MOBV Shares prior to the closing of the merger with SRIVARU.

In addition, the Company entered into an agreement with EF Hutton, a division of Benchmark Investments, LLC (“EF Hutton”), pursuant to which, among other things, EF Hutton agreed to accept $1.0 million in cash and a 12-month right of participation, beginning on the date of the closing of the SPAC’s initial business combination, in lieu of the full deferred underwriting commission of $3.5 million in cash.

About Mobiv Acquisition Corp

Mobiv Acquisition Corp is a newly incorporated blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with a target business. Mobiv may pursue a business combination target in any industry or geographic region and will invest using the lens of the UN Sustainable Development Goals, which reflect social and environmental mega-trends that are re-shaping our world. https://mobiv.ac/.

About SRIVARU Holding Ltd.

SRIVARU is the parent company of SRIVARU Motor Private Ltd., a leading commercial-stage provider of premium e-motorbikes in India. SRIVARU was founded on the realization that while the rider-motorcycle relationship is deep and complex, it is in desperate need of innovation for the next generation of riders. SRIVARU provides affordable premium electric two-wheeled vehicles (“E2W”) that provide an exceptional riding experience with redundant 3-channel automated braking, a low center of gravity to improve stability, enhanced safety features, and easy charging compatible with home charging outlets. The Company has a broad array of intellectual property, including a patent-pending chassis and drive acceleration system. In addition, SRIVARU offers customers a superior total cost of ownership, compared to traditional internal combustion engine motorcycles and E2W vehicle competitors. Additional information about the Company is available at: http://www.srivarumotors.com/.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Mobiv’s or SRIVARU’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for stockholders or shareholders, respectively. These forward-looking statements are based on Mobiv’s or SRIVARU’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside SRIVARU’s or Mobiv’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against Mobiv, SRIVARU or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Mobiv, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement or backstop transactions contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of SRIVARU or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of SRIVARU to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for Mobiv to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of Mobiv’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that SRIVARU and Mobiv may be adversely affected by other economic, business, and/or competitive factors; (l) SRIVARU’s ability to execute its business plans and strategies, (m) SRIVARU’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of Mobiv, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Mobiv. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SRIVARU and Mobiv assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SRIVARU nor Mobiv gives any assurance that either SRIVARU or Mobiv will achieve its expectations.

Additional Information about the Transactions and Where to Find It.

In connection with the proposed business combination between SRIVARU and Mobiv (the “Business Combination”) SRIVARU has filed a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement of Mobiv and a registration statement/preliminary prospectus of SRIVARU, and after the Registration Statement is declared effective, Mobiv will mail a definitive proxy statement/prospectus relating to the Business Combination to Mobiv’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of Mobiv’s stockholders to be held to approve the Business Combination and related matters. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SRIVARU and Mobiv may also file other documents with the SEC regarding the Business Combination. Mobiv stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Mobiv, SRIVARU and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to Mobiv stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by Mobiv through the website maintained by the SEC at www.sec.gov, or by directing a request to the contacts mentioned below.

Participants in the Solicitation

Mobiv, SRIVARU and their respective directors and officers may be deemed participants in the solicitation of proxies of Mobiv stockholders in connection with the Business Combination. Mobiv stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Mobiv and a description of their interests in Mobiv is contained in Mobiv’s final prospectus related to its initial public offering, dated August 3, 2022, and in Mobiv’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Mobiv stockholders in connection with the Business Combination and other matters to be voted upon at the Mobiv stockholder meeting are set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement that Mobiv and SRIVARU have filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This communication relates to a proposed business combination between SRIVARU and Mobiv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor & Media Contact

Crescendo Communications, LLC

Tel: (212) 671-1020

Email: MOBV@Crescendo-IR.com